U.S. COMMERCIAL CORP., S.A. DE C.V.

04 APR -7 AM 7:21

April 2, 2004

04024173

SUPPL

Securities and Exchange Comission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: U.S. Commercial Corp., S.A. de C.V.
File Number: 82-34669

Attached, please find the English version of the call for the Meeting of U.S. COMMERCIAL CORP., S.A. DE C.V., related to the Shareholders General Ordinary Assembly which will be held on April 21, 2004.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Sincerely,

Alejandro Archundia Becerra
Attorney in fact

dlw 4/8

U.S. COMMERCIAL CORP., S.A. DE C.V.

CALL FOR THE

STOCKHOLDERS ANNUAL MEETING

By decision taken by the Board of Directors of U.S. COMMERCIAL CORP., S.A. DE C.V., during the its meeting on March 1, 2004, the corporations' stockholders are hereby called to a stockholders annual meeting that shall take place on April 21, 2004, at 13:00 hours, in the building located at Vasco de Quiroga no. 3800 – 3rd. floor, Col. Santa Fe / Antigua Mina La Totolapa, C.P. 05109 México, Federal District, to discuss the items included in the following

AGENDA

I. To present, and if such is the case, to approve the Board of Directors Report on the fiscal year that ended on December 31, 2003, under the terms of Art. 172 of the General Business Law (Ley General de Sociedades Mercantiles) including the financial statements of the Corporation as of that date and the Examiner's, the Audit Committee Reports as well as the corporations subsidiaries report which includes a proposal for the appropriation of profits. Resolutions on this respect

II. Ratify, if such is the case, the Board of Directors management for the fiscal year 2003 and to appoint or ratify, if such is the case, the persons that shall integrate the Corporation's Board of Directors, owner and substitute; as well as to fix the corresponding emoluments; Resolutions on this respect.

III. To appoint of ratify, in such a case, the persons that shall integrate the Corporation's committees; as well as to fix their corresponding emoluments. Resolutions on this respect.

IV. To forward a proposal and, if such is the case, to approve the maximum amount of resources that could be allocated to acquire capital stock for the fiscal year 2004; as well as to forward a proposal and, if such is the case, to approve the general provisions regarding the acquisition of capital stocks. Resolutions on this respect.

V. To appoint the delegates in charge of executing the resolutions agreed upon by this Assembly and, if such is the case, of their corresponding formalities. Resolutions on this respect.

To have the right to attend the meeting, stockholders must submit their share titles or deposit receipts issued by a national or foreign financial institution, or by the S.D. Indeval, S.A. de C.V., Institution for Security Deposit, as well as any other legal or tax requirements applicable, at the corporation's offices located at Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, Zip Code 11520, México, Federal District (Telephone 5328-5830) no later than the last working day previous to that of the meeting (from 10:00 a.m. to 6:00 p.m., in work days), upon delivery of the documents indicated above, the stockholders shall receive an admittance card, which

must be handed in attend the Assembly. It is reminded to stock exchanges and other depositors in the S.D. Indeval, S. A. de C.V., Institution for Security Deposit, that in order to receive the admittance card mentioned above they must present, if such is the case, a list containing name, address, nationality and number of shares owned by the stockholders they represent.

Starting on the day this call for stockholders annual meeting is published, the information and documents related to each of the items in the Agenda, shall be made available immediately and complimentary to the shareholder, at the office of the board of directors secretary located at Blvd. Manuel Ávila Camacho No. 24, 7th floor, Lomas de Chapultepec, 11000 México, Federal District, Telephone 5540-9225 (schedule de 10:00 A.M. to 6:00 P.M. on working days).

Stockholders can be represented by authorized empowered representative by means of a proxy in compliance with the provisions of Article 18th of the corporation's bylaws, and in Article 14 bis, 3 fraction Sixth, and paragraph c of the Stock Market Act. The persons attending on behalf of shareholder will be able to prove their capacity by means of a proxies issued on special forms prepared by the issuer that are available for the stock market intermediaries that can prove they represent the stockholders of the issuing corporation through the S.D. Indeval, S. A. de C.V. Institution for Security Deposit, as well as in the address indicated in the immediate previous paragraph, or at Miguel de Cervantes Saavedra 255, Colonia Ampliación Granada, 11520, Mexico, Federal District (Telephone number 5328-5830), within the period established by Article 173 of the Mercantile Corporations General Act to do so.

México, Federal District, March 23, 2004.

Rafael Robles Miaja
Board of Directors Secretary
And Session Delegate.